                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              IMMUNEX CORPORATION
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   45252810 2
                                  ------------
                                 (CUSIP Number)

      Steven M. Odre, Esq.                              with a copy to:
      Senior Vice President,                            Charles K. Ruck, Esq.
      General Counsel and Secretary                     Latham & Watkins
      Amgen Inc.                                        650 Town Center Drive
      One Amgen Center Drive                            Suite 2000
      Thousand Oaks, CA 91320-1799                      Costa Mesa, CA 92626
      (805) 447-1000                                    (714) 540-1235


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 16, 2001
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45252810 2

1.       NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Amgen Inc.
         I.R.S. Employer Identification No. 95-3540776

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [_]
                                                                        (b)  [_]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [_]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                          223,378,088 (1)

8.       SHARED VOTING POWER:                        None

9.       SOLE DISPOSITIVE POWER:                     None

10.      SHARED DISPOSITIVE POWER:                   None

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY REPORTING PERSON:                  223,378,088 (2)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  41.0% (3)

14.      TYPE OF REPORTING PERSON:                            CO

1. Pursuant to an Agreement and Plan of Merger dated as of December 16, 2001 (the "Merger Agreement"), among Amgen Inc., a Delaware corporation ("Amgen"), AMS Acquisition Inc., a Washington corporation and wholly-owned subsidiary of Amgen ("Merger Sub"), and Immunex Corporation, a Washington corporation ("Immunex"), and subject to the conditions set forth therein (including approval by stockholders of Amgen and shareholders of Immunex and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), Merger Sub will merge with and into Immunex and Immunex will become a wholly-owned subsidiary of Amgen (such events constituting the "Merger"). 223,378,088 shares of Immunex common stock (the "Shares") are subject to a Shareholder Voting Agreement (the "Voting Agreement") entered into by Amgen and certain shareholders of Immunex (See Schedule B attached hereto) (the "Shareholders"). Pursuant to the Voting Agreement, the Shareholders have agreed to vote (or cause to be voted) their shares (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Immunex contained in the Merger Agreement or of any of the Shareholders contained in the Voting Agreement, and (z) except with the written consent of Amgen, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal (as defined in the Merger Agreement) by a third party; and (ii) (A) any change in the persons who constitute the board of directors of Immunex that is not approved in advance by at least a majority of the persons who were directors of Immunex as of the date of the Voting Agreement (or their successors who were so approved); (B) any material change in the present capitalization of Immunex or any amendment of Immunex's articles of incorporation or bylaws; (C) any other material change in Immunex's corporate structure or business; or (D) any other action or proposal involving Immunex or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. The Shareholders may vote the Shares on all other matters. As part of the Voting Agreement, the Shareholders granted an irrevocable proxy to Amgen with respect to the voting of the Shares for the matters covered by the Voting Agreement.

2. Amgen expressly disclaims beneficial ownership of any of the shares of Immunex common stock covered by the Voting Agreement.

3. Based on the number of shares of Immunex common stock outstanding as of December 1, 2001 (as represented by Immunex in the Merger Agreement discussed in Item 4 below), the number of shares of Immunex common stock indicated represents approximately 41.0% of the outstanding shares of Immunex common stock.

Item 1. Security and Issuer.

          This statement on Schedule 13D (this "Statement") relates to the common stock of Immunex Corporation, a Washington corporation (sometimes referred to herein as "Issuer" or "Immunex"). The principal executive offices of Immunex are located at 51 University Street, Seattle, WA 98101.

Item 2. Identity and Background.

          (a)-(c), (f) The name of the corporation filing this Statement is Amgen Inc., a Delaware corporation ("Amgen"). The address of Amgen's principal business is One Amgen Center Drive, Thousand Oaks, CA 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto.

          (d) Neither Amgen nor, to Amgen's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

          (e) Neither Amgen nor, to Amgen's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3. Source and Amount of Funds or Other Consideration.

          As an inducement for Amgen to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain shareholders of Immunex listed on Schedule B attached hereto (the "Shareholders") entered into a Shareholder Voting Agreement dated as of December 16, 2001, a copy of which is attached as Exhibit 2 (the "Voting Agreement"). Amgen did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction.

          (a)-(b) Pursuant to an Agreement and Plan of Merger dated as of December 16, 2001 (the "Merger Agreement"), among Amgen, AMS Acquisition Inc., a Washington corporation and wholly-owned subsidiary of Amgen ("Merger Sub"), and Immunex, and subject to the conditions set forth therein (including approval by stockholders of Amgen and shareholders of Immunex and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), Merger Sub will merge with and into Immunex and Immunex will become a wholly-owned subsidiary of Amgen (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Immunex with Immunex remaining as the surviving corporation (the "Surviving Corporation").

          As a result of the Merger, each outstanding share of Immunex common stock, other than (i) shares owned by Merger Sub, Amgen or any wholly-owned subsidiary of Amgen, and (ii) dissenting shares, will be converted into the right to receive (a) .440 (the "Exchange Ratio") of a share of Amgen common stock (the "Common Stock Consideration") and (b) $4.50 in cash (the "Cash Consideration," and together with the Common Stock Consideration, the "Merger Consideration"). All such shares of Immunex common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Immunex common stock.

          The Shareholders have, by executing the Voting Agreement, agreed to vote the 223,378,088 shares of Immunex common stock (the "Shares") beneficially owned by them as described below. Pursuant to the Voting Agreement, the Shareholders have agreed, at every Immunex shareholders meeting and on every action or approval by written consent in lieu of such a meeting, to vote (or cause to be voted) their shares (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Immunex contained in the Merger Agreement or of any Shareholder contained in the Voting Agreement, and (z) except with the written consent of Amgen, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal (as defined in the Merger Agreement) by a third party; and (ii) (A) any change in the persons who constitute the board of directors of Immunex that is not approved in advance by at least a majority of the persons who were directors of Immunex as of the date of the Voting Agreement (or their successors who were so approved); (B) any material change in the present capitalization of Immunex or any amendment of Immunex's articles of incorporation or bylaws; (C) any other material change in Immunex's corporate structure or business; or (D) any other action or proposal involving Immunex or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. The Shareholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earliest to occur of (i) the mutual consent of Amgen and American Home Products Corporation, (ii) the effective time of the Merger and (iii) the date of termination of the Merger Agreement. See
     Section 6.1 of the Voting Agreement, items (iv) and (v), for additional termination events. As part of the Voting Agreement, the Shareholders granted an irrevocable proxy to Amgen with respect to the voting of the Shares for the matters covered by the Voting Agreement.

          The purpose of the transactions under the Voting Agreement is to enable Amgen and Immunex to consummate the transactions contemplated under the Merger Agreement.

          (c) Not applicable.

          (d) Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation , until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will be the initial officers of the Surviving Corporation, until their respective successors are duly appointed.

          (e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

          (f) Not applicable.

          (g) At the effective time of the Merger, the articles of incorporation of Immunex shall be amended in their entirety to read as the articles of incorporation of Merger Sub (except that the name of Immunex will remain Immunex Corporation), and such articles of incorporation will be the articles of incorporation of the Surviving Corporation until thereafter changed or amended in accordance with applicable law. At the effective time of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the Bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

          (h)-(i) If the Merger is consummated as planned, the Immunex common stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

          (j) Other than described above, Amgen currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Amgen reserves the right to develop such plans).

          References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

          (a)-(b) As a result of the Voting Agreement, Amgen may be deemed to be the beneficial owner of 223,378,088 shares of Immunex common stock. Such Immunex common stock constitutes approximately 41.0% of the issued and outstanding shares of Immunex common stock based on the number of shares of Immunex common stock outstanding as of December 1, 2001 (as represented by Immunex in the Merger Agreement discussed in Item 4 above). Amgen may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, Amgen (i) is not entitled to any other rights as a shareholder of Immunex as to the Shares and (ii) disclaims any beneficial ownership of the shares of Immunex common stock which are covered by the Voting Agreement.

          To the knowledge of Amgen, no person listed on Schedule A hereto has an equity or other ownership interest in Immunex.

          (c) As described in Items 3 and 4 of this Statement, Amgen entered into the Voting Agreement and the Merger Agreement within the last 60 days.

          (d) To the knowledge of Amgen, no person, other than the Shareholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Immunex deemed to be beneficially owned by Amgen.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          Other than the Merger Agreement and the Voting Agreement, to the knowledge of Amgen, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of Immunex, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger, dated December 16, 2001, by and among Amgen, Merger Sub and Immunex (filed as an exhibit to the Form 8-K Current Report dated December 16, 2001 on December 17, 2001 and incorporated herein by reference).

          2. Shareholder Voting Agreement, dated December 16, 2001, by and among Amgen and certain shareholders of Immunex as listed on Schedule B hereto (filed as an exhibit to the Form 8-K Current Report dated December 16, 2001 on December 17, 2001 and incorporated herein by reference).

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2001

                                    AMGEN INC.

                                    By:     /s/ Kevin W. Sharer
                                       --------------------------------------
                                        Name:   Kevin W. Sharer
                                        Title:  Chairman of the Board,
                                                Chief Executive Officer and
                                                President

                                   SCHEDULE A

                 DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

     The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Amgen Inc. are set forth below.

---------------------------------------------------------------------------------------------------
Name*                    Principal Occupation                    Business Address
---------------------------------------------------------------------------------------------------
Executive Officers
------------------

---------------------------------------------------------------------------------------------------
Kevin W. Sharer          Chairman of the Board, Chief            Amgen Inc.
                         Executive Officer and President of      One Amgen Center Drive
                         Amgen                                   Thousand Oaks, CA  91320-1799
---------------------------------------------------------------------------------------------------
Richard D. Nanula        Executive Vice President,               Amgen Inc.
                         Finance, Strategy and Communications,   One Amgen Center Drive
                         and Chief Financial                     Thousand Oaks, CA  91320-1799
                         Officer of Amgen
---------------------------------------------------------------------------------------------------
Brian M. McNamee         Senior Vice President, Human            Amgen Inc.
                         Resources of Amgen                      One Amgen Center Drive
                                                                 Thousand Oaks, CA  91320-1799
---------------------------------------------------------------------------------------------------
Dennis M. Fenton         Executive Vice President of             Amgen Inc.
                         Amgen                                   One Amgen Center Drive
                                                                 Thousand Oaks, CA  91320-1799
---------------------------------------------------------------------------------------------------
Steven M. Odre           Senior Vice President, General          Amgen Inc.
                         Counsel and Secretary of Amgen          One Amgen Center Drive
                                                                 Thousand Oaks, CA  91320-1799
---------------------------------------------------------------------------------------------------
George J. Morrow         Executive Vice President, Worldwide     Amgen Inc.
                         Sales and Marketing of Amgen            One Amgen Center Drive
                                                                 Thousand Oaks, CA  91320-1799
---------------------------------------------------------------------------------------------------
George Morstyn           Senior Vice President, Development,     Amgen Inc.
                         and Chief Medical Officer of Amgen      One Amgen Center Drive
                                                                 Thousand Oaks, CA  91320-1799
---------------------------------------------------------------------------------------------------
Roger M. Perlmutter      Executive Vice President, Research      Amgen Inc.
                         and Development of Amgen                One Amgen Center Drive
                                                                 Thousand Oaks, CA  91320-1799
---------------------------------------------------------------------------------------------------
Fabrizio Bonanni         Senior Vice President, Quality and      Amgen Inc.
                         Compliance of Amgen                     One Amgen Center Drive
                                                                 Thousand Oaks, CA  91320-1799

---------------------------------------------------------------------------------------------------

Directors
---------

---------------------------------------------------------------------------------------------------
David Baltimore          President,                              California Institute of Technology
                         California Institute of Technology      Office of the President, 204-31
                                                                 1200 E. California Blvd.
                                                                 Pasadena, California 91125
---------------------------------------------------------------------------------------------------
William K. Bowes, Jr.    General Partner,                        U.S. Venture
                         U.S. Venture                            Partners
                         Partners                                2180 Sand Hill Road, Suite 300
                                                                 Menlo Park, California  94025
---------------------------------------------------------------------------------------------------
Jerry D. Choate          (Retired) Chairman of the Board and     33971 Selva Road
                         Chief Executive Officer Allstate        Suite 130
                         Insurance Company                       Dana Point, California 92629
---------------------------------------------------------------------------------------------------

                                       9


---------------------------------------------------------------------------------------------------
Name*                    Principal Occupation                    Business Address
---------------------------------------------------------------------------------------------------
Frederick W. Gluck       Consultant                              McKinsey & Company, Inc.
                         McKinsey & Company,                     400 South Hope Street, Suite 700
                         Inc.                                    Los Angeles, California 90071
---------------------------------------------------------------------------------------------------
Franklin P. Johnson, Jr. General Partner                         Asset Management Partners
                         Asset Management Partners               2275 East Bayshore Road
                                                                 Suite 150
                                                                 Palo Alto, California  94303
---------------------------------------------------------------------------------------------------
Steven Lazarus           Managing General Partner                ARCH Venture Partners, L.P.
                         ARCH Venture Partners, L.P.             8725 W. Higgins Road Suite 290
                                                                 Chicago, Illinois  60631
---------------------------------------------------------------------------------------------------
Gilbert S. Omenn         Executive Vice President for Medical    University of Michigan
                         Affairs at the University of            1301 Catherine Drive
                         Michigan, Chief Executive Officer of    Room M7324
                         the University of                       Ann Arbor, Michigan  48109-0626
                         Michigan Health System and Professor
                         of Internal Medicine, Human Genetics
                         and Public Health
---------------------------------------------------------------------------------------------------
Judith C. Pelham         President and Chief Executive Officer   Trinity Health
                         Trinity Health                          27870 Cabnot Drive
                                                                 Novi, Michigan  48377-2920
---------------------------------------------------------------------------------------------------
J. Paul Reason           President and Chief Operating Officer   Metro Machine Corporation
                         Metro Machine Corporation               200 Ligon Street
                                                                 Norfolk, Virginia 23523
---------------------------------------------------------------------------------------------------
Donald B. Rice           President and Chief Executive Officer   Agensys, Inc.
                         Agensys, Inc.                           1545 17th Street
                                                                 Santa Monica, California 90404
---------------------------------------------------------------------------------------------------
Kevin W. Sharer          Chairman of the Board, President and    Amgen Inc.
                         Chief Executive Officer                 One Amgen Center Drive
                         Amgen Inc.                              Thousand Oaks, CA  91320-1799
---------------------------------------------------------------------------------------------------

--------------
*Each person listed is a citizen of the United States.

                                   SCHEDULE B

            Shareholders Party to a Voting Agreement with Amgen Inc.




Shareholder Party to Voting Agreement                  Shares Beneficially Owned
-------------------------------------                  -------------------------

American Home Products Corporation                                   223,378,088

MDP Holdings, Inc.                                                   180,153,032

Lederle Parenterals, Inc.                                             43,225,056

                                INDEX OF EXHIBITS

1. Agreement and Plan of Merger, dated December 16, 2001, by and among Amgen, Merger Sub and Immunex (filed as an exhibit to the Form 8-K Current Report dated December 16, 2001 on December 17, 2001 and incorporated herein by reference).

2. Shareholder Voting Agreement, dated December 16, 2001, by and among Amgen and certain shareholders of Immunex as listed on Schedule B hereto (filed as an exhibit to the Form 8-K Current Report dated December 16, 2001 on December 17, 2001 and incorporated herein by reference).